March 2, 2007

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

Re: Drinks Americas Holdings, Ltd.
Form 10-KSB
Filed August 15, 2005
File No. 000-19086

Dear Mr. Kenny:

We have reviewed your supplemental response dated February 15, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   You state that you plan to begin amortizing the Rheingold intangible asset in 2008, the period in which you expect sales to begin. We do not agree with this accounting. The cost of the intangible should be amortized to expense over the period of benefit, beginning as of the date of acquisition. Although sales may not occur during this period, the costs relating to preparing the asset for benefit, evidenced in part by amortization, must be recognized during the period in which these costs are incurred. Please revise the financial statements beginning with the interim period ended October 31, 2005 to recognize amortization expense for this asset. If you determine that amortization expense was immaterial to this period since the asset was

acquired a few days prior to the period end, we would not object to amortization beginning in the period ended January 31, 2006.

2. The Securities Exchange Act of 1934 requires you and your company to file reports with the Commission and to determine the accuracy and adequacy of the information you provide in them. Previously filed reports containing financial statements determined to be materially misstated require amendment. Accordingly, we do not agree with your proposed approach to disclose in a note to the upcoming Form 10QSB the effect of restating previously issued audited and unaudited financial statements for errors in accounting in lieu of restating the affected Forms 10KSB and 10QSB. Please undertake to correct the applicable financial statements in their respective forms.

3. Until you are able to correct the financial statements previously filed in the Form 10KSB for the year ended April 30, 2006, please revise the Form 10KSB to eliminate the audit report and to mark the financial statements "unaudited."

4. We note your response that the previously filed financial statements require restatement and that you plan to file an Item 4.02 Form 8-K. Please file this 8-K immediately.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies